Exhibit 10.13

[Date]

STRICTLY PRIVATE & CONFIDENTIAL

ADDRESSEE ONLY

Mr Kieran Poynter

[Address]

Dear Mr Poynter

Letter of Appointment: Period from the close of the Company’s Annual General Meeting on [Date] to the close of the Company’s Annual General Meeting in [Year] (the “Appointment Period”)

In accordance with the policy agreed by the Board, I am pleased to be able to confirm your re-appointment as a Non-Executive Director of the Company for a further term, being the Appointment Period.

With reference to provision B.7.1 of the UK Corporate Governance Code, it is the policy of the Board that all Directors of the Company should be subject to annual election by shareholders.

The terms of your appointment for the Appointment Period are set out below. These represent the totality of the terms agreed between you and the Company and which supersede all previous agreements, arrangements and understandings between you and the Company.

For the avoidance of doubt, your tenure as a Non-Executive Director of the Company commenced on your original date of appointment as a Director which was 1 July 2010.

1.	Term of Appointment

Your appointment for the Appointment Period will take effect from the close of the Company’s Annual General Meeting on [Date] and will continue on the terms of this letter for approximately twelve months until the close of the Company’s next Annual General Meeting in [Year] (the “Next AGM”) unless the Appointment Period is terminated in accordance with paragraph 1.2 below. Notwithstanding any mutual expectation, there is no right to re-nomination by the Board after any six year period.

1.2	Your appointment will terminate forthwith if:

1.2.1	the Board requests you not to offer yourself for election or re-election at the Next AGM although you are due to do so in accordance with the UK Corporate Governance Code; or

1.2.2	in accordance with the Articles you are due to retire at the Next AGM and the Board requests you not to offer yourself for reappointment; or

1.2.3	you are not elected or re-elected at the Next AGM at which you are put forward for election or re-election in accordance with the UK Corporate Governance Code; or

1.2.4	you are not reappointed at the Next AGM at which you retire and offer yourself for reappointment in accordance with the Articles; or

1.2.5	you are required to vacate office for any reason pursuant to any of the provisions of the Articles; or

1.2.6	you are removed as a Director or otherwise required to vacate office under any applicable law; or

1.2.7	your appointment is not renewed upon the expiry of its term.

On termination of your appointment you will be entitled to any accrued but unpaid Director’s fees but not to any compensation.

2.	Duties

Time Commitment

2.1	You will be expected to devote such time as is necessary for the proper performance of your duties. We currently expect to hold six Board meetings a year. We arrange committee meetings, strategy sessions, Board dinners and AGMs around these meetings and so it is best to anticipate a time commitment of two days per meeting. In addition, you will be expected to devote appropriate preparation time ahead of each meeting, and be prepared for at least one site visit per year, which may be at an overseas location. You may also be required to attend meetings as part of the Board evaluation process and updating meetings or training sessions. You will therefore be expected to make an annual time commitment of between 25 and 30 days, although this will always depend on the circumstances and level of activities of the Company as the nature of the role makes it impossible to be specific about the maximum time commitment. There is always the possibility that ad hoc matters may arise from time to time and particularly when the Company is undergoing increased activity. It may be necessary to convene additional Board, Committee or other meetings. If business has to be transacted between regular Board meetings, you will be advised. Copies of the current Board programmes are available from the Company Secretary.

In addition, if you are in your first year as a Director, we arrange an induction programme covering all aspects of the business. We will also organise a visit to an overseas factory location as well as the Group Research & Development Centre. Induction programmes can be scheduled and tailored to meet the time commitments for individual Directors but are generally expected to amount to a further three to four days.

Unless urgent and unavoidable circumstances prevent you from doing so, it is expected that you will attend the meetings outlined above. Attendance at meetings by way of telephone conference call may be possible provided that agreement is first sought from the Chairman and his consent has been given.

By accepting this appointment you would be confirming that, taking into account all other commitments you may have, you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-Executive Director of the Company.

Committees

2.2	As part of your duties as a Director, you will continue as a member of: (1) the Audit Committee (to be reconstituted as the Audit and Sustainability Committee with effect from the close of the Company’s Annual General Meeting on 27 April 2016); and (2) the Nominations Committee. In addition, you shall continue as Chairman of the Remuneration Committee.

Should you also be appointed as a member of additional Board Committees, these will be confirmed to you in a supplemental letter to this letter of appointment or within a new letter of appointment. The remit and main terms of reference of the Main Board Committees are described in the British American Tobacco Corporate Governance booklet, a copy of which is available from the Company Secretary.

Role

2.3	As a Non-Executive Director you will have the same general legal responsibilities to the Company as any other Director together with such specific duties as may be agreed with the Board, and which relate to the business of the Company or any other member of the BAT Group. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs.

The role of the Non-Executive has the following key elements:

•	Strategy: Non-Executive Directors should constructively challenge and contribute to the development of strategy;

•	Performance: Non-Executive Directors should scrutinize the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

•	Risk: Non-Executive Directors should satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

•	People: Non-Executive Directors (through the Remuneration Committee) are responsible for determining appropriate levels of remuneration of Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

In addition, you should devote time to developing and refreshing your knowledge and skills, uphold high standards of integrity and probity and support the Chairman and the other Directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond and take into account the views of shareholders and other stakeholders where appropriate.

2.4	During the continuance of your appointment you shall:

2.4.1	promote the success of the Company for the benefit of its members as a whole and, when in force, comply with the directors’ duties set out in Part 10 of the Companies Act 2006;

2.4.2	faithfully, efficiently, competently and diligently perform your duties and exercise such powers as are appropriate to your role as a Non-Executive Director;

2.4.3	promptly declare, so far as you are aware, the nature of any interest, whether direct or indirect, in any contract or proposed contract entered into by any member of the BAT Group;

2.4.4	comply where relevant with any rule of law or regulation of any competent authority or of the Company, including the Model Code and the British American Tobacco p.l.c. Code for Share Dealing (up to and including 2 July 2016) and the EU Market Abuse Regulation and Implementing Regulations (from 3 July 2016), from time to time in force in relation to dealing in shares, debentures and other securities of the Company and inside information affecting the shares, debentures or other securities of the Company;

2.4.5	comply with the Company’s rules and policies on corporate governance and its Standards of Business Conduct from time to time in force and use all reasonable endeavours that the BAT Group so complies;

2.4.6	comply with all reasonable requests, instructions and regulations made or given by the Board (or by any duly authorised committee thereof) and give to the Board such explanations, information and assistance as the Board may reasonably require;

2.4.7	observe the terms and conditions of The City Code on Take-Overs and Mergers; the Listing Rules; the Disclosure Rules and the Transparency Rules; the Prospectus Rules, the JSE Listings Requirements and the UK Corporate Governance Code;

2.4.8	use your reasonable endeavours to promote and extend the interests and reputation of the BAT Group, including assisting the Chairman and the Board in relation to public and corporate affairs and bringing to bear for the benefit of the Chairman and the Board your particular knowledge and experience.

2.5	If there are matters which arise which cause you concern about your role you should discuss them with the Chairman or the Senior Independent Director. If you have any concerns which cannot be resolved, and you choose to resign for that, or any other reason, you should provide an appropriate written statement to the Chairman or the Senior Independent Director for circulation to the Board.

3.	Confidentiality

3.1	You will not either during the period of your time as a Director of the Company or after its termination (without limitation in time) directly or indirectly disclose to any person or organisation, or use, any trade secrets or confidential information belonging, or relating, to the business of the BAT Group. This obligation shall not apply in the following circumstances – i.e. where:-

(a)	its disclosure or use is necessary for the proper discharge of your duties; or

(b)	such trade secrets or confidential information have entered the public domain, other than by way of unauthorised disclosure whether by you or a third party; or

(c)	such disclosure is permitted by the Public Interest Disclosure Act 1998.

Confidential information includes confidential information relating or belonging to the Company or other BAT Group companies including but not limited to any such information relating to customers, customer lists or requirements, price lists or pricing structures, sales and marketing information, activities, business plans or dealings, employees or officers, source codes and computer systems, software, financial information and plans, designs, formulae, prototypes, product lines, services, research activities or results, any document marked ‘confidential’ (or with a similar expression), or any information which you have been told is confidential or which you might reasonably expect the Company would regard as confidential, or any information which has been given to the Company or any BAT Group company in confidence by customers, suppliers or other persons.

3.2	You shall not at any time during the continuance of your appointment, other than for the benefit of the Company, make any notes, memoranda, electronic records, tape records, films, photographs, plans, drawings or any form of record relating to any matter within the scope of the business or concerning the dealings or affairs of the BAT Group and will return any such documents, disks and information-storing medium (including copies) at any time at the request of the Board.

3.3	The Company may, from time to time, supply to you software applications for the purposes of accessing the BAT Group information technology systems and networks and/or for the purposes of accessing the papers of the Board and its Committees through a personal device such as an iPhone or an iPad. Such use is subject to the various BAT Group Policies, Standards and Guidelines including, but not limited to, the Acceptable Use Policy and the IT Security Policy Statement in place from time to time. The terms and conditions and use of these software applications are hereby incorporated by reference into this letter of appointment.

4.	Other Appointments and Interests

4.1	You confirm that you have notified the Board in writing of all your other directorships, appointments and interests including any directorship, appointment or interest in a company, business or undertaking which competes or is likely to compete with the Company or any other member of the BAT Group or which is a customer or supplier of any such company or which could otherwise potentially give rise to a conflict with your duties with the Company (a “competing interest”).

4.2	You undertake that during the term of your appointment you will:

4.2.1	promptly disclose to the Board in writing any new directorship, appointment or competing interest;

4.2.2	promptly notify to the Board in writing any subsequent changes to any such directorship, appointment or competing interest; and

4.2.3	not acquire any new competing interest without the prior consent of the Board in writing. In certain circumstances the agreement of the Board may have to be sought before accepting any further commitments which either might give rise to a conflict or which might impact on the time that you are able to devote to your role at the Company.

4.2.4	Your particular attention is drawn to the formal procedures established by the Board for managing compliance with the conflict of interest provisions of the Companies Act 2006. Under these provisions:

4.2.5	you may not allow any situation to arise in which you will have, or may have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company (a situational conflict), unless the matter has been authorised in advance by the Board in accordance with the Articles; and

4.2.6	you must declare in advance any interest in a proposed transaction or arrangement with the Company (a transactional conflict).

4.3	You are required to give advance notice of any situational or transactional conflict to the Company Secretary and any such matter will be considered either at the next Board meeting or, if the conflict or potential conflict is due to arise prior to the next scheduled Board meeting, at a meeting of the Conflicts Committee. Details of the role and responsibilities of the Conflicts Committee are set out in the British American Tobacco Corporate Governance booklet referred to in paragraph 2.2 above.

5.	Fees

5.1	Your basic current fee is set at the rate of £92,700 per annum (as from 1 January 2016) less any deductions which the Company may be required to make including in respect of tax and national insurance contributions. The fees are payable in arrears by equal monthly instalments and may be amended from time to time by notice in writing given to you by the Company. The fees for Non-Executive Directors are reviewed and considered annually with any changes usually being effective from January.

5.2	With reference to paragraph 2.2 above, you are entitled to (as from 1 January 2016): (1) an additional fee of £30,000 per annum as Chairman of the Remuneration Committee and (2) an additional fee of £6,000 per annum per each Committee as a member of the Audit Committee (to be reconstituted as the Audit and Sustainability Committee with effect from the close of the Company’s Annual General Meeting on 27 April 2016) and the Nominations Committee.

Together, these and any other additional fees or payments will be made less any deductions which the Company may be required to make including in respect of tax and national insurance contributions. These additional fees and payments are also payable in arrears by equal monthly instalments and may be amended from time to time by notice in writing given to you by the Company.

6.	Expenses and Independent Professional Advice

6.1	Subject to the Articles and the Company’s Travel and Expenses Policy (T&E Policy), the Company shall reimburse to you all travelling, hotel and other expenses reasonably incurred by you in the proper performance of your obligations under this letter provided that you supply receipts or other evidence of expenditure. A copy of the T&E Policy is available from the Company Secretary. In the instances where the cost of reimbursement of such travelling, hotel and other expenses are classified as a benefit to the Director, the Company will meet, as appropriate, the personal income tax liability that arises thereon.

6.2

Your expenses may include legal fees if it is necessary in the furtherance of your duties for you to seek independent legal advice (provided that allegations of negligence, breach of duty or bad faith have not been made against you). Accordingly, the Board has approved a procedure for taking independent advice in such circumstances. Any such payment by the Company would, of course, be subject to any applicable restriction under company law.

6.3	Further to clause 6.2 above, the advice and services of the Company Secretary and the Director, Legal & External Affairs and General Counsel are available to each Director for guidance on the Director’s responsibilities and those of the Board and, of course, in relation to any specific activity or transaction of the Company. It is recognised that there may be occasions when you may need to have independent professional advice in connection with the performance of your duties as a Director of the Company and that this should be paid for by the Company.

6.4	In such an instance, you should first refer the matter to the Chairman of the Audit Committee (to be reconstituted as the Audit and Sustainability Committee with effect from the close of the Company’s Annual General Meeting on 27 April 2016) and confirm with her that it is a matter for which independent professional advice is required in the interests of the Company. Where this need arises, it is advisable that you also consult with the Company Secretary. This will avoid you seeking advice from a source where there is a conflict of interest (for example, because that firm is or has been an adviser to a competitor company) or where it would be inappropriate for other reasons (for example, because the firm has acted for the Company or its subsidiaries).

7.	Indemnity

7.1	Subject to clause 7.2 below, the Company shall, both during the term of your appointment and after its termination, indemnify you, keep you indemnified against and pay to you an amount equal to all costs, charges expenses, losses, damages or liabilities which you may sustain or incur in or about the execution of your duties to the Company or of any associated company of the Company or as a result of any contract, deed, matter or thing done, entered into or executed by you on behalf of any such company or in relation to the business of any such company.

7.2	The indemnity referred to in clause 7.1 shall not apply in any of the following circumstances:

7.2.1	where and to the extent that any recovery is made by you under any policy of insurance;

7.2.2	where and to the extent that any liability is prohibited or rendered unenforceable by the Companies Acts (or any statutory modification or re-enactment thereof in force from time to time) or as otherwise prohibited by law;

7.2.3	where the Company considers that you have acted in bad faith with wilful default or gross negligence, intentionally not in compliance with the Company’s Standards of Business Conduct Policy (as from time to time in force) (copy available from the Company Secretary) or otherwise so as to bring the Company or any of its associated companies into disrepute.

7.3	The indemnity provided in clause 7.1 shall take effect notwithstanding that the Company (or any of its associated companies) or you may have purchased and maintained insurance cover in respect of any liability, loss or expenditure incurred by any director or officer of the Company and the indemnity provided under clause 7.1 above shall be enforceable against the Company regardless of whether a claim may be made or has been pursued under such insurance.

7.4	All sums payable by the Company hereunder shall be paid free and without rights of counterclaim or set-off and without deduction and withholding on any ground whatsoever, save only as may be required by law. If any such deduction or withholding is required by law, the Company shall be obliged to pay you such amount as will ensure that, after any deduction or withholding has been made, you shall have received a sum equal to the amount that you would otherwise have received in the absence of any such deduction or withholding.

7.5	If you become aware of any notice, demand or other document issued, any claim made or action taken either before or after the date hereof which appears to you to be relevant for the purposes of the indemnity in clause 7.1 or likely to give rise to any liability of the Company under that indemnity (hereinafter referred to as a “Demand”), you shall give notice thereof as soon as reasonably practicable.

7.6	You shall provide the Company as soon as reasonably practicable with all supporting documentation and information relating to a Demand as the Company may reasonably require.

7.7	You shall, at the request and at the expense of the Company, do and concur in doing and permit to be done all such acts and things as the Company may reasonably request to avoid, dispute, resist, appeal or compromise any Demand and you shall further make no settlement or compromise of the subject matter of any Demand, nor agree to any matter in the conduct of any dispute in relation thereto nor take any other action or omit to do any other thing in relation to any Demand without the prior written approval of the Company (such approval not to be unreasonably withheld or delayed).

7.8	The Company may, by written notice to you at any time and without prejudice to your rights of indemnification as set out in clause 7.1 above, forthwith assume (where appropriate, in your name) the conduct of any negotiations, settlement or compromise discussions or proceedings in relation to a Demand. The Company shall have full discretion in the conduct or settlement of any claim or proceedings.

7.9	You shall provide the Company as soon as reasonably practicable following any request with reasonable details of all costs and liabilities incurred by you in relation to any Demand.

7.10	The rights and obligations set out in this clause 7 shall not modify or waive any of the duties which you owe as a director or officer of the Company or any of its associated companies (as the case may be), as a matter of law or under the rules of any relevant stock exchange or regulatory body.

7.11	The Company shall, in the event that a payment is made to you under this indemnity in respect of a particular liability, be entitled to recover from you an amount equal to any payment received by you under any policy of insurance or from any other third party to the extent that such payment relates to the liability, and a deduction may similarly be made from any payment made by the Company to the extent any such payment has already been received by you. You shall pay any sum owing in accordance with the foregoing forthwith upon the Company’s request.

7.12	To the extent any payment of costs under clause 7.1 of this indemnity is treated under the Companies Acts as a loan repayable to the Company, subject to the Companies Acts and provided that the requirements for a qualifying third party indemnity provision are met, you shall not be required to repay the loan.

7.13	For the purposes of this clause 7, “associated company” and “qualifying third party indemnity provision” has the meaning given in Part 10 of the Companies Act 2006.

8.	Insurance

The Company has Directors’ and Officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. The current programme for the Board incorporates a limit of £300 million. A summary sheet for the current period of coverage is available from the Company Secretary.

9.	Termination of Appointment

On the termination of your appointment:

9.1	you will at the request of the Company (where relevant) resign (in writing) from the office of Director and you irrevocably authorise the Company as your attorney in your name and on your behalf by to sign all documents and do all things necessary to give effect to this;

9.2	you will surrender to an authorised representative of the Company all correspondence, documents (including without limitation Board minutes and Board papers), copies thereof or other property of the BAT Group made or received by you in the course of your directorship (whether before or after the date of this letter);

9.3	you hereby agree that you shall not be entitled to and shall not pursue any action or claim for compensation from the Company whether such termination occurs before or after the date of expiry of your term as a Director.

10.	Miscellaneous

10.1	Nothing in this letter shall create the relationship of employee and employer between you and the Company.

10.2	The agreement contained in this letter shall be governed by, and construed in accordance with, English law.

11.	Notices

Any notice to be given under the terms of this letter shall, in the case of notice to the Company, be deemed to be given if left at or sent by first class post or facsimile transmission to the registered office for the time being of the Company and, in the case of notice to you, if handed to you personally or left at or sent by first class post or facsimile transmission to your last-known address. Any such notice shall be deemed to be given at the time of its delivery or despatch by facsimile transmission or on the next following weekday (not being a public holiday) after it was posted.

12.	Definitions

In this letter:

12.1	“Articles” means the articles of association from time to time of the Company;

12.2	“BAT Group” means the Company and any subsidiary or subsidiary undertaking of the Company (both as defined in the Companies Act 2006);

12.3	“Board” means the board of Directors of the Company;

12.4	“Companies Act 1985” means the Companies Act 1985, as in force from time to time;

12.5	“Companies Act 2006” means the Companies Act 2006, as in force from time to time;

12.6	“Companies Acts” means the Companies Act 1985 and the Companies Act 2006;

12.7	“Company” means British American Tobacco p.l.c. (Company No. 3407696);

12.8	“Disclosure Rules and Transparency Rules” means the Disclosure Rules and Transparency Rules published by the Financial Conduct Authority;

12.9	“EU Market Abuse Regulation and Implementing Regulations”, means the EU Market Abuse Regulation (EU 596/2014) together with such applicable implementation regulations as may be published and in force from time to time;

12.10	“JSE Listings Requirements” means the Listings Requirements published by the JSE Limited, as may be applicable from time-to-time in respect of the secondary listing of the Company’s ordinary shares on the JSE Limited in South Africa;

12.11	“Listing Rules” means the Listing Rules published by the Financial Conduct Authority;

12.12	“Model Code” means Model Code on directors’ dealings in securities set out in the Listing Rules issued from time to time by the Financial Conduct Authority and any other code or guidelines issued governing the conduct of directors in that regard as the Company may from time to time adopt or issue;

12.13	“Prospectus Rules” means the Prospectus Rules published by the Financial Conduct Authority;

12.14	“Travel and Expenses Policy” means the BAT Group UK travel and expenses policy from time to time applicable to the Company – the T&E Policy;

12.15	“UK Corporate Governance Code” means the principles of good governance published by the Financial Reporting Council.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter. Please return the copy to me at the above address.

Yours sincerely

[Name]
Company Secretary
for and on behalf of
British American Tobacco p.l.c.

SIGNED by

Kieran Poynter

Dated this day of [Year]